Exhibit 21: Subsidiaries of the Registrant

The following subsidiaries represent the significant subsidiaries of the Registrant as of December 31, 2004:

Ryland Homes of California, Inc., a Delaware corporation
Ryland Homes of Texas, Inc., a Texas corporation
Ryland Mortgage Company, an Ohio corporation
The Ryland Corporation, a California corporation
Ryland Organization Company, a California corporation